Exhibit 99.1

JinkoSolar Raises Fourth Quarter and Full Year 2019 Guidance

SHANGHAI, March 6, 2020 -- JinkoSolar Holding Co., Ltd. (the “Company,” or “JinkoSolar”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today raised its guidance for the fourth quarter and full year ended December 31, 2019. The raised guidance is subject to adjustments based upon completion of the Company's internal review process. Final reported results could differ materially from the estimates provided below.

Fourth Quarter 2019 Guidance

•	Total solar module shipments will be in the range of 4.5 gigawatt (“GW”) to 4.6 GW, exceeding the Company’s previous guidance range of 4.2 GW to 4.4 GW by approximately 6%
•	Total revenues will be in the range of US$1.35 billion to US$1.38 billion, exceeding the Company’s previous guidance range of US$1.17 billion to US$1.23 billion by approximately 14%
•	Gross margin will be in the range of 18 % to 20%, compared to guidance of 18.5% to 20.5%

Full Year 2019 Guidance

•	Total solar module shipments will be in the range of 14.3 GW to 14.4 GW, compared to the Company’s previous guidance range of 14.0 GW to 14.2 GW

Full Year 2020 Guidance

•	JinkoSolar reiterates its outlook for full year 2020 with total solar module shipments expected to be in the range of 18.0 GW to 20.0 GW

Mr. Kangping Chen, JinkoSolar's Chief Executive Officer, commented, “JinkoSolar’s growth story continues to progress strongly and I couldn’t be prouder of the very significant expansion of our expected shipments and total revenues during the quarter. 2019 marked a significant milestone in our corporate history in which we successfully completed our transformation into one of the most competitive solar manufacturers in the world. The efficient execution of our strategy throughout the second half of the year allowed us to rapidly transition our operations and facilities from poly to mono production and steadily increase the proportion of products made through our fully integrated manufacturing process. Both domestic and overseas demand for our mono products remains incredibly strong, which leaves us even more confident in reiterating our outlook for 2020 where solar module shipments are expected to be in the range of 18-20 GW, an approximately 35% year-over-year increase. We remain fully committed to driving growth in this new era of grid parity and delivering long-term sustainable value to our shareholders.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes it solar products and sells its solutions and services to a diversified international utility, commercial, and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 11.5 GW for mono wafers, 10.6 GW for solar cells, and 16 GW for solar modules, as of December 31, 2019.

JinkoSolar has over 15,000 employees across its 7 production facilities globally, 15 overseas subsidiaries in Japan, Korea, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, and United Emirates, and global sales teams in China, United Kingdom, France, Netherlands, Spain, Bulgaria, Greece, Romania, Ukraine, Jordan, Saudi Arabia, Tunisia, Egypt, Morocco, Nigeria, Kenya, South Africa, Costa Rica, Colombia, Panama, and Argentina.

To find out more, please see: www.jinkosolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China

Ms. Ripple Zhang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3105

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +86 10 5900 2940

Email: carnell@christensenIR.com

In the US

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com